Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care starts 2025 with strong organic revenue and income growth

•	Strong organic revenue growth[1] of 5% driven by Care Enablement and Care Delivery

•	Stable U.S. same market treatment development despite impact from a severe flu season

•	FME25 savings of EUR 68 million contributed to earnings

•	Operating income[2] grew 11% at constant currency resulting in margin expansion

•	Reported operating income grew by 35% and reported net income[3] by 113%

•	Net leverage ratio further improved to 2.8x and FY 2025 outlook confirmed

Bad Homburg, Germany (May 6, 2025) – “The results of the first quarter of 2025 once again demonstrate our continuous operational and financial progress as we are executing the third and last year of our current strategic plan”, said Helen Giza, Chief Executive Officer of Fresenius Medical Care. “Revenue of both segments grew organically, and the phasing of the operating income development was in-line with our expectations. Care Enablement executed strongly against its transformation plan and further expanded its operating income margin, reaching its target margin band for the first time. Care Delivery maintained prior year´s margin level despite one dialysis day less and the negative impact from a severe flu season. Continuing last year´s positive momentum, patient referrals further increased. We therefore expect accelerating same market treatment growth in the U.S. to above 0.5% for the full year, after a stable development in Q1. We also continue to expect operational and financial improvements in both segments during the year, translating into significant earnings and margin growth. We therefore confirm our financial outlook for the full year 2025.”

1 At constant currency, adjusted for certain reconciling items including revenue from acquisitions, closed or sold operations and differences in dialysis days.

2 Adjusted for special items.

3 Net income attributable to shareholders of Fresenius Medical Care AG.

Page 1/7

Key figures Q1 2025 (unaudited)

	Q1 2025 EUR m	Q1 2024 EUR m	Growth yoy	Growth yoy, cc
Revenue	4,881	4,725	3%	1%
Operating income	331	246	35%	32%
excl. special items[2]	457	403	13%	11%
Net income[3]	151	71	113%	109%
excl. special items[2]	246	188	31%	29%
Basic EPS (EUR)	0.52	0.24	113%	109%
excl. special items[2] (EUR)	0.84	0.64	31%	29%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Execution momentum underpins a good start to fiscal 2025

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal disease, has made a good start to the third year of its strategic plan. During the first quarter, the FME25 transformation program continued its positive momentum, delivering EUR 68 million additional sustainable savings while related one-time costs, treated as special items, amounted to EUR 28 million. The Company confirms its full year target of around EUR 180 million additional annual savings, totaling to EUR 750 million by year end 2025.

Fresenius Medical Care continues the execution of its portfolio optimization plan to exit non-core and margin-dilutive assets. Announced divestments include select assets of Spectra Laboratories, our U.S. laboratory testing services business, as well as our clinic operations in Malaysia. Special items associated with portfolio optimization amounted to negative EUR 24 million in the first quarter.

All transactions that were realized as part of the Company’s portfolio optimization plan in 2024 are estimated to negatively impact full year 2025 Group revenue growth by around one percent. Related cost will be treated as special items in operating income.

Strong organic revenue growth1 in both segments

In the first quarter 2025, Group revenue increased by 3% (+1% at constant currency, +5% organic1) to EUR 4,881 million. Divestitures realized as part of the portfolio optimization plan affected the revenue development by -260 basis points.

Page 2/7

Care Delivery revenue increased by 2% (-1% at constant currency, +4% organic1) to EUR 3,857 million. Divestitures realized as part of the portfolio optimization plan affected the revenue development by -370 basis points.

In Care Delivery U.S., revenue increased by 6% (+3% at constant currency, +4% organic1) to EUR 3,302 million. A growing value-based care business, reimbursement rate increases, and a favorable payor mix as well as exchange rate effects had a positive impact, compensating a decrease in dialysis days. A severe flu season in the U.S. drove elevated missed treatments. U.S. same market treatment growth came in flat year-on-year.

In Care Delivery International, revenue declined by 19% (-19% at constant currency, +5% organic1) to EUR 555 million. The effect of closed or sold operations, mainly related to Legacy Portfolio Optimization, as well as a decrease in dialysis days were partially offset by organic growth1. Same market treatment growth accelerated to 2.5%.

Care Enablement revenue grew by 5% (+5% at constant currency, +5% organic1) to EUR 1,367 million, mainly driven by volume growth in all our geographical regions and continued positive pricing momentum. Volume-based procurement in China developed in line with expectations and was supportive of volume growth, yet a headwind to price development.

Within Inter-segment eliminations4, revenue for products transferred between the operating segments at fair market value came in 5% below prior year at negative EUR 343 million (-7% at constant currency).

Significant operating income growth

Operating income significantly increased by 35% (+32% at constant currency) to EUR 331 million, resulting in a margin of 6.8% (Q1 2024: 5.2%). Operating income excluding special items increased by 13% (+11% at constant currency) to EUR 457 million, resulting in a margin2 of 9.4% (Q1 2024: 8.5%).

Operating income in Care Delivery increased by 71% (+64% at constant currency), resulting in a margin of 8.4% (Q1 2024: 5.0%). Operating income excluding special items increased by 4% (flat at constant currency), resulting in a margin2 of 9.3% (Q1 2024: 9.2%). Compared to previous year, operating income development was driven by the impact from phosphate binders, positive price effects and savings associated with the FME25 program. The development was negatively impacted by higher personnel expenses, that developed in line with expectations, less positive contribution from the value-based care business, a negative impact from treatment volumes as well as inflationary cost increases.

Operating income in Care Enablement increased by 34% (+33% at constant currency), resulting in a margin of 6.9% (Q1 2024: 5.4%). Operating income excluding special items increased by 50% (+49% at constant currency), resulting in a margin2 of 8.3% (Q1 2024: 5.9%). The improvement compared to the previous year’s quarter was mainly driven by savings from the FME25 program and globally positive volume and pricing developments. These positive effects were partially offset by inflationary cost increases that developed in line with expectations.

4 The company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

Page 3/7

Operating income for Corporate amounted to EUR -81 million (Q1 2024: EUR -14 million). Humacyte remeasurements, that are treated as special items in the Corporate line, amounted to EUR -67 million and virtual power purchase agreements contributed EUR 3 million. Operating income excluding special items amounted to EUR -12 million (Q1 2024: EUR -18 million).

Net income3 more than doubled (+113%) to EUR 151 million (+109% at constant currency). Net income excluding special items increased by 31% (+29% at constant currency) to EUR 246 million.

Basic earnings per share (EPS) more than doubled (+113%) to EUR 0.52 (+109% at constant currency). EPS excluding special items increased by 31% (+29% at constant currency) to EUR 0.84.

Continued strong cash flow development and further improved net leverage ratio

In the first quarter, Fresenius Medical Care improved operating cash flow by 28% to EUR 163 million (Q1 2024: EUR 127 million), resulting in a margin of 3.3% (Q1 2024: 2.7%). The operating cash flow development was driven by the seasonality of invoicing, in line with expectations.

Free cash flow5 increased to EUR 21 million in the first quarter (Q1 2024: EUR -2 million).

Total net debt and lease liabilities were further reduced to EUR 9,753 million (Q4 2024: EUR 9,803 million). The net leverage ratio (net debt/EBITDA) slightly improved from 2.9x in Q4 2024 to 2.8x in Q1 2025.

Patients, clinics and employees

As of March 31, 2025, Fresenius Medical Care treated 299,358 patients in 3,674 dialysis clinics worldwide and had 112,035 employees (headcount) globally, compared to 111,513 employees as of December 31, 2024.

Outlook 2025 confirmed

Fresenius Medical Care confirms its outlook for fiscal 2025 and expects revenue growth to be positive to a low-single digit percent rate compared to prior year. The Company expects operating income excluding special items to grow by a high-teens to high-twenties percent rate compared to prior year.

The expected growth rates for 2025 are at constant currency, excluding special items in operating income. The 2024 basis for the revenue outlook is EUR 19,336 million and for the operating income outlook is EUR 1,797 million.

5 Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

Page 4/7

Investor conference call

Fresenius Medical Care will host a conference call for analysts and investors to discuss the results of the first quarter 2025 today, May 6, 2025, at 2:00 p.m. CEST / 8:00 a.m. EDT. Details are available on the Fresenius Medical Care website in the “Investors” section. A replay and a transcript will be available shortly after the call.

Please refer to our statement of earnings included at the end of this press release and to the attachments as separate PDF files for a complete overview of the results of the first quarter 2025. Our FORM 6-K disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,674 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 299,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

Page 5/7

Statement of earnings

	Three months ended March 31,
in € million, except share data, unaudited	2025	2024	Change	Change at cc
Revenue	4,881	4,725	3.3%	1.2%

Costs of revenue	3,697	3,551	4.1%	2.0%
Selling, general and administrative expense	751	776	-3.2%	-4.9%
Research and development expense	43	48	-9.0%	-10.1%
Income from equity method investees	(48)	(29)	65.8%	65.9%
Other operating income	(141)	(113)	24.5%	24.1%
Other operating expense	248	246	0.4%	-0.4%
Operating income	331	246	34.7%	31.6%
Operating income excl. special items[1]	457	403	13.4%	10.9%

Interest expense, net	81	88	-8.4%	-11.1%
Income before taxes	250	158	58.8%	55.5%
Income tax expense	61	40	54.5%	51.6%
Net income	189	118	60.3%	56.8%
Net income attributable to noncontrolling interests	38	47	-18.9%	-21.2%
Net income[2]	151	71	113.1%	108.8%
Net income[2] excl. special items[1]	246	188	31.3%	28.6%
Weighted average number of shares	293,413,449	293,413,449

Basic earnings per share	€0.52	€0.24	113.1%	108.8%
Basic earnings per share excl. special items[1]	€0.84	€0.64	31.3%	28.6%

In percent of revenue
Operating income margin	6.8%	5.2%
Operating income margin excl. special items[1]	9.4%	8.5%

1 For a reconciliation of special items, please refer to the table at the end of the press release.

2 Attributable to shareholders of FME AG.

Page 6/7

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company's outlook

	Three months ended March 31,
in € million, unaudited	2025	2024
Operating performance excl. special items
These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items.

Revenue	4,881	4,725

Operating income	331	246
FME25 Program	28	28
Legacy Portfolio Optimization[1]	24	143
Legal Form Conversion Costs	0	1
Humacyte Remeasurements	74	(15)
Sum of special items	126	157
Operating income excl. special items	457	403

Net income[2]	151	71
FME25 Program	20	20
Legacy Portfolio Optimization[1]	20	107
Legal Form Conversion Costs	0	1
Humacyte Remeasurements	55	(11)
Sum of special items	95	117
Net income[2] excl. special items	246	188

1 2025: mainly comprise severance payments and the impairment of goodwill resulting from the measurement of assets held for sale; 2024: mainly comprise the impairment of intangible and tangible assets resulting from the measurement of assets held for sale as well as losses from divestitures.

2 Attributable to shareholders of FME AG.

Page 7/7